VIA EDGAR	May 27, 2008

Re:	Warner Music Group Corp.
Form 10-K for the fiscal year ended September 30, 2007
Filed November 29, 2007
Definitive Proxy Statement on Schedule 14A
Filed January 25, 2008
File No. 001-32502

Rolaine S. Bancroft

Special Counsel

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Dear Ms. Bancroft:

On behalf of Warner Music Group Corp. (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated April 29, 2008 (the “comment letter”) relating to the above-referenced Form 10-K and Definitive Proxy Statement on Schedule 14A (the “Proxy Statement”). We received the comment letter on May 16, 2008. During a telephone conversation with Julie Bell on Tuesday, May 20, 2008, you asked that we respond by June 2, 2008.

To assist your review, we have retyped the text of the Staff’s comments in italics below and the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter.

Definitive Proxy Statement on Schedule 14A

Director Compensation, page 23

1.	In future filings, please disclose all assumptions made in the valuation of awards in the stock awards column of the table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements or discussion in Management’s Discussion and Analysis. See Instruction to Regulation S-K Item 402(k), which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).

Our Response:

In accordance with the Instruction to Item 402(k) of Regulation S-K, in future filings the Company will disclose all assumptions made in the valuation of awards in the stock awards column of the Director Compensation table by reference to a discussion of those assumptions in the Company’s financial statements, footnotes to the financial statements or discussion in Management’s Discussion and Analysis.

Executive Compensation Objectives and Philosophy, page 30

2.	We note that your Compensation Committee considers ranges of compensation paid by a comparative group of companies of similar size and stature as well as your direct competitors in making its compensation decisions. In any future filing, please identify the benchmark companies and specify how each element of compensation relates to the information you reviewed. Discuss where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Our Response:

As noted on page 30 of the Proxy Statement, our Compensation Committee did not use information with respect to our peer companies and other comparable public companies to establish targets for total compensation, or any element of compensation, or otherwise numerically benchmark its compensation decisions. Rather, the Compensation Committee used the compensation information of our peer companies and other comparable public companies (and, more particularly, our direct competitors, which were identified on page 30 of the Proxy Statement) as one source for market or competitive data, which data were then used as a guideline for the exercise of its discretion in determining the compensation for our named executive officers. This comparison to our peer companies and other comparable public companies is simply one data point used by the Compensation Committee to judge, in the exercise of the Committee’s discretion in making decisions regarding the total compensation, or particular elements of compensation, whether those decisions resulted in compensation for our named executive officers that is competitive in the marketplace for senior executive talent.

Since our Compensation Committee does not engage in any benchmarking of our named executive officers’ compensation, we do not believe it is appropriate to include disclosure regarding percentiles of our peer companies and other comparable public companies. In future filings, however, to the extent it remains relevant and material, the Company will provide additional details regarding how the Compensation Committee considered information from the competitive market for executives and compensation levels provided by our peer companies and other comparable public companies in determining the elements of compensation for each of the named executive officers.

We acknowledge that to the extent the Compensation Committee does in the future engage in benchmarking of total compensation, or any element of compensation, in future filings we will (i) identify the benchmark companies and specify how each element of compensation relates to the information used and (ii) disclose the actual compensation as a percentile of the benchmark that is used, and, where the actual percentile differs from the target, we will explain why.

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In addition, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under any federal securities laws of the United States.

Please call me (212-275-2045) if you wish to discuss our responses to the comment letter.

Sincerely,

/s/ Trent N. Tappe
Trent N. Tappe
Vice President and Senior Corporate Governance and Securities Counsel

cc:	Michael D. Fleisher, EVP and Chief Financial Officer
Paul M. Robinson, EVP and General Counsel
Steven Macri, SVP and Global Controller
Edward P. Tolley III, Simpson Thacher & Bartlett LLP